UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE PUBLIC OFFERING OF ORDINARY NOTES
Medellín, Colombia, August 20, 2008
Today, Bancolombia S.A. (“Bancolombia”) announced the issuance and offering of Bonos Ordinarios Bancolombia (the “Bancolombia Ordinary Notes”). This issuance and offering is the second of multiple and successive issuances of global Bancolombia Ordinary Notes which are limited to an aggregate principal amount of one trillion five hundred billion Colombian pesos (Ps. 1,500,000,000,000) (the “Second Offering”).
In the Second Offering, Bancolombia will issue and offer four hundred thousand (400,000) Bancolombia Ordinary Notes with an aggregate principal amount of four hundred billion pesos (Ps. 400,000,000,000), and up to six hundred thousand (600,000) Bancolombia Ordinary Notes with an aggregate principal amount of six hundred billion pesos (Ps. 600,000,000,000) if the over-allotment option is exercised in full.
The announcement of the Second Offering was reported in exhibit no. 154 of the Boletín Diario de la Bolsa de Valores de Colombia (the daily report of the Colombian Stock Exchange),
Duff & Phelps de Colombia S.A. rated the Second Offering as AAA.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 20, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance